Exhibit 99.3

POINTS INTERNATIONAL LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS

INTRODUCTION

The following management’s discussion and analysis (‘‘MD&A’’) of the performance, financial condition and future prospects of Points International Ltd. and its subsidiaries (which are also referred to herein as “Points” or the “Corporation”) should be read in conjunction with the Corporation’s audited consolidated financial statements (including the notes thereto) for the years ended December 31, 2013 and 2012. Further information, including the Annual Information Form (“AIF”) and Form 40-F for the year ended December 31, 2013, may be accessed at www.sedar.com or www.sec.gov. All financial data herein has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and all dollar amounts herein are in thousands of United States dollars unless otherwise specified. This MD&A is dated as of March 5, 2014.

FORWARD-LOOKING STATEMENTS

This MD&A contains or incorporates forward-looking statements within the meaning of United States securities legislation and forward-looking information within the meaning of Canadian securities legislation (collectively, “forward-looking statements”). These forward-looking statements relate to, among other things, revenue, earnings, changes in costs and expenses, capital expenditures and other objectives, strategic plans and business development goals, and may also include other statements that are predictive in nature, or that depend upon or refer to future events or conditions, and can generally be identified by words such as “may”, “will”, “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These statements are not historical facts but instead represent only Points’ expectations, estimates and projections regarding future events. Certain significant forward-looking statements included in this MD&A include statements regarding: revenue growth and guidance; the size of the Corporation’s pipeline opportunities; evolving the Corporation’s open platform strategy; improving data and transactional capabilities; expected gross margin dollars and percent; the Corporation’s ability to generate cash through normal course operations to fund capital expenditure needs and current operating and working capital requirements, including under current operating leases; payment of milestone payments with respect to China Rewards; and the financial obligations with respect to revenue guarantees.

Although the Corporation believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. Undue reliance should not be placed on such statements. Certain material assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Known and unknown factors could cause actual results to differ materially from those expressed or implied in the forward-looking statements. In particular, the financial outlooks herein assume the Corporation will be able to generate new business from its pipeline at expected margins, in-market and newly launched products and services will perform in a manner consistent with the Corporation’s past experience and the Corporation will be able to contain costs. The Corporation’s ability to convert its pipeline of prospective partners and product launches is subject to significant risk and there can be no assurance that the Corporation will launch new partners or new products with existing partners as expected or planned. Other important assumptions, factors, risks and uncertainties are included in the press release announcing the Corporation’s fourth quarter and 2013 financial results, and those described in Points' other filings with applicable securities regulators, including Points’ AIF, Form 40-F, annual and interim management's discussion and analysis, and annual and interim financial statements and the notes thereto. These documents are available at www.sedar.com and www.sec.gov.

1 of 33

The forward-looking statements contained in this MD&A are made as at the date of this MD&A and, accordingly, are subject to change after such date. Except as required by law, Points does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this MD&A, whether as a result of new information, future events or otherwise.

USE OF NON-IFRS TERMS

The Corporation’s financial statements are prepared in accordance with IFRS. Management uses IFRS and non-IFRS measures, which are defined in the appropriate sections in the body of this MD&A, to better assess the Corporation’s underlying performance and provides this information in this MD&A so that readers may do the same. Readers are cautioned that these terms should not be construed as alternatives to IFRS terms, such as net income, which are determined in accordance with IFRS.

BUSINESS OVERVIEW

Points International Ltd.

Points International Ltd. is a global provider of leading e-commerce solutions for the loyalty rewards industry. The Corporation’s products help the world’s leading loyalty programs increase loyalty member engagement and leverage their online presence in innovative ways. The Corporation delivers e-commerce solutions to loyalty programs on both a private branded and Points’ branded basis. In addition, the Corporation operates the consumer website Points.com, where millions manage their loyalty memberships, learn about new promotions, and exchange points and miles between programs.

2 of 33

Through leading proprietary technology, the Corporation’s e-commerce solutions are utilized by more than 45 of the world’s leading loyalty programs, including:

•	American Airlines AAdvantage	•	LANPASS
•	Southwest Airlines Rapid Rewards	•	Scandinavian Airlines EuroBonus
•	British Airways Executive Club	•	Best Buy Rewards
•	Virgin Atlantic Flying Club	•	Lufthansa Miles & More
•	AF-KLM Flying Blue	•	Saudi Arabian Airlines Alfursan
•	Starwood Preferred Guest	•	Delta Air Lines SkyMiles
•	Hyatt Gold Passport	•	American Express Membership Rewards

In 2013, Points delivered approximately $400 million annually in additional revenue for partners whose loyalty program members number over 500 million. The Corporation’s headquarters are located in Toronto, Canada and its shares are dually listed on the Toronto Stock Exchange (PTS) and on the NASDAQ Capital Market (PCOM).

The Corporation’s revenue is primarily generated by transacting points and miles online. Revenue is principally derived from the sale or transfer of loyalty currencies direct to program members. The Corporation categorizes its revenue in three ways. First, principal revenue includes all principal revenue derived from reseller sales, technology design, development and maintenance revenue, and hosting fees. Under a reseller arrangement, the Corporation takes on a principal role whereby it purchases points and miles from partners at wholesale rates and resells them directly to consumers. In addition, the Corporation may assume additional responsibility when taking a principal role, such as credit and/or inventory risk. Second, other partner revenue is primarily a type of transactional revenue that is realized when the Corporation takes an agency role in the retailing and wholesaling of loyalty currency for loyalty program partners. This also includes other revenue received from partners which are not transactional in nature. Lastly, as part of its operating economics, the Corporation also earns interest income on the cash flows generated by its products and services.

The Loyalty Market

Loyalty programs continue to be a significant source of ancillary revenue and cash flows for program operators, particularly in the airline industry. The loyalty market has been evolving over the last several years as program operators are seeking new ways to not only expand their customer base, but to increase the level of engagement from these customers and the overall appeal of their brand. As the loyalty industry develops, it continues to show significant growth. According to the Colloquy group, a leading consultant and research firm focused on the loyalty industry, the number of loyalty memberships in the U.S. were approximately 2.65 billion in 2012. In addition, the average number of loyalty programs per household was 22 as of 2012 (source: 2013 Colloquy Loyalty Census, May 2013). This figure represented a 26% growth in U.S. memberships from 2010, and a 47% growth in U.S. memberships from 2008. This growth was wide-spread across multiple industries with financial services experiencing the largest amount of growth since 2010.

3 of 33

The increase in number of loyalty memberships in the U.S. from 2010 to 2012 presents a potentially rewarding opportunity for the Corporation as it finds ways to increase consumer engagement and boost participation in loyalty programs. Members will be looking for increased flexibility and options when purchasing or redeeming their loyalty rewards currencies, and loyalty programs will be looking to the Corporation to generate new ideas on how to increase member participation and engagement. As the Corporation continues to build its loyalty platform and focus on value-added loyalty applications, it expects to find new ways to keep members committed to their loyalty programs and provide even greater options in the utilization of loyalty currencies than have been seen in the past.

OPERATING HIGHLIGHTS AND DEVELOPMENTS

2013 was a transformational year for the Corporation, achieving record financial results while making significant operational progress against long-term strategic objectives. In line with objectives, the Corporation added a number of significant loyalty programs to its partner base, continued to develop its relationships with existing partners, and expanded its reach into international markets.

The Corporation achieved significant year-over-year improvements in key financial and transactional metrics, reflecting growth across new and existing loyalty program partners in multiple verticals and geographies. Gross revenue increased 45% to $202,370 in 2013, while gross margin increased 16% over the prior year. Transactional activity across the platform increased 22% on a year over year basis. This performance reflects the additional contribution from new products and partners launched over the last twelve months as well strong organic growth from existing partners.

2013 was also an investment year for Points, as the Corporation re-invested a portion of its incremental profitability generated in 2013 against its long-term strategic objectives. Headcount was increased in key areas of the business, aimed at enhancing and developing product functionality, strengthening data and transactional capabilities, and advancing the open platform strategy. Despite the increased investment levels, the Corporation generated record Adjusted EBITDA in 2013 of $7,434, a 17% increase over 2012.

The Corporation was able to drive significant financial growth in 2013 while positioning itself for longer term growth. This was achieved by focusing and executing on the following initiatives.

1. New Loyalty Program Partnerships

Adding new loyalty program partners to the Corporation’s suite of products remains a key growth driver for Points. As the Corporation derives nearly all of its revenue from transactional activity with loyalty program customers, the addition of new loyalty program partnerships and new product offerings with existing partnerships adds to the available base of customers that Points can access for further transactions. In 2013, the Corporation made significant progress in this area with the addition of 15 new products with 5 new loyalty program partners in the year.

4 of 33

Most notably, Points introduced Southwest's Rapid Rewards program to three of its core products; Buy, Gift and Transfer. Shortly after this introduction, the partnership expanded to include the Corporate Mileage sales product. Recognized as one of the largest airlines in the United States by passenger volume, Southwest Airlines represents a significant addition to the Corporation's loyalty partner network and a meaningful addition to the accessible customer base of the Corporation.

Growth of loyalty partnerships internationally and in different industry verticals remained an area of focus for 2013. Finnair, a leading Nordic airline that provides its customers with flights to major cities in Europe as well as Asia, was added to the Corporation’s list of international loyalty partners with the introduction of Buy and Gift in early 2013. The Corporation also expanded its reach in the retail vertical. Speedway, the fourth largest chain of company-owned and operated gasoline and convenience stores in the United States, and SVM Fuel Circle Rewards, a global leader in providing innovative gift card solutions for businesses, were both launched on the Corporate Mileage sales product in 2013.

Progress was also made in Asia. China Rewards, the first coalition loyalty program in China, launched on the consumer platform Points.com. While not expected to be a material contributor in the near term, the investment in China allows the Corporation to establish its brand and build access to a rapidly growing base of loyalty consumers in a market where loyalty is at a very early stage of maturity.

The Corporation continues to make progress on growing its accessible loyalty consumer base into 2014. In February 2014, Points announced a partnership with Mastercard Rewards, a loyalty network consisting of financial institutions around the world. This partnership will allow the Corporation to deepen its presence in the financial services loyalty sector, the fastest growing vertical in the loyalty market from 2010 to 2012. In addition, the Corporation announced a new partnership with Hilton HHonors Worldwide, LLC. In addition, the Corporation has announced the addition of Hilton Worldwide and the Hilton HHonors program to its partner network. Lastly, the Corporation launched Spirit Airlines onto its platform in February 2014, providing FREE SPIRIT members the ability to Buy and Gift FREE SPIRIT miles.

The introduction of these new partnerships and products will grow the base of accessible loyalty program customers and generate increased transactional activity and revenue for the Corporation. The additional revenues generated by these new partnerships are expected to improve the revenue, gross margin dollars and profitability of the Corporation in 2014. The contribution from new partner and product deployments in fiscal 2014 will be heavily dependent on the timing of each partner and product launch, but is expected to be additive to the Corporation’s current performance.

5 of 33

2. Expanding Existing Partnerships and Increasing Membership Engagement

In 2013, Points' suite of loyalty products generated record financial results for the Corporation and delivered approximately $400 million in additional revenue for its loyalty program partners. At present, the Corporation estimates that on average it has less than two percent penetration against the active membership base of its loyalty program. This penetration is measured by using the number of active consumers transacting with Points' products on an annual basis. This represents a significant opportunity for future growth for the Corporation as there are individual programs within the partnership network with an active member participation rate that is three to four times higher. For this reason, in 2013, the Corporation increased investments toward product development, marketing and data capabilities to increase the reach of its products into the membership bases across all of its loyalty partners with the objective to improve on consumer penetration.

In 2013, the Corporation grew its mobile and payment capabilities with improvements made to the mobile web interface and the addition of PayPal as an accepted method of payment. This further improves the reach of the products and removes some of the historic impediments to consumer engagement by making it easier to transact with a mobile device and adding a fast growing accepted method of payment.

In addition, Points was successful in deploying new products with existing partners in 2013. The Corporation expanded its relationship with Melia Hotels by adding access to the Points.com consumer portal allowing MeliaRewards members to now track, exchange, redeem and trade their points. As well, JetBlue Airlines was added to the Corporate Mileage sales product, allowing businesses to now acquire and distribute TrueBlue miles to loyalty customers using a Points product.

2014 will mark a year of renewed focus on our existing partnerships. To start the year, the Corporation has established an operating office near London, England, aimed at strengthening partner relationships in the European market. As well, there is an imperative to work more closely with the existing partnership base to develop and enhance products that continue to improve engagement and maximize revenue for respective programs. To this end, the Corporation is committed to continue its investments to bring meaningful products to market and improve customer penetration and transaction volume on those products.

3. Open Platform Strategy

The loyalty industry is becoming progressively more complex and diverse. New product ideas in the online market place, spanning from digital wallets and daily deals to specific product and non-air redemptions, are increasingly looking to participate in some way with the loyalty market.

In 2013, the Corporation made significant investments against its open platform strategy. The strategy is aimed at enabling organizations across the globe to integrate their applications into the Corporation's loyalty commerce platform. The open platform strategy that the Corporation is introducing would provide a consistent interface for developers, that is self-serve capable and will provide broad access to Points' loyalty market. As products and partners are added to the

6 of 33

Points Loyalty Commerce Platform, it is anticipated that this will bring loyalty capabilities to organizations that do not carry out loyalty-based transactions today and this will increase the flow of loyalty activity between existing programs. This increased access and activity is expected to improve engagement for loyalty programs while improving revenue. The Corporation will continue to increase investments against this strategic initiative throughout 2014.

2013 KEY FINANCIAL MEASURES

Highlights of operating results for the year ended December 31, 2013 include:

  Record revenues of $202,370, an increase of $62,861 or 45% over 2012;

  Gross margin of $33,104 an increase of $4,544 or 16% over the prior year (please refer to ‘Revenue, Direct Costs and Gross Margin’ on page 8 for definition and explanation);

  Net income of $3,606 , a decrease of 56% over 2012

  Earnings before interest, taxes, depreciation, amortization and foreign exchange (“Adjusted EBITDA”) of $7,434, higher by $1,103 or 17% over 2012 (please refer to ‘Adjusted EBITDA’ on page 12 for definition and explanation); and

  The Corporation ended the year with cash and cash equivalents of $64,188 and no debt.

7 of 33

SELECTED FINANCIAL INFORMATION

The following information is provided to give a context for the broader comments elsewhere in this report.

(In thousands of US dollars, except per share amounts)	2013	2012	2011
Revenue	$202,370	$139,509	$122,934
Gross margin	33,104	28,560	24,433
Ongoing operating costs	25,670	22,229	18,678
Adjusted EBITDA	7,434	6,331	5,755
Operating income[1]	4,272	3,493	3,545
Net income	$3,606	$8,262	$4,032
Earnings per share
Basic	$0.24	$0.55	$0.27
Diluted	$0.23	$0.54	$0.26
Weighted average shares outstanding
Basic	15,241,989	15,137,930	15,039,689
Diluted	15,531,144	15,306,791	15,532,510
Total assets	$95,012	$78,744	$64,285
Total liabilities	$62,465	$50,917	$45,243
Shareholders’ equity	$32,547	$27,827	$19,042

[1] Operating income is an additional IFRS measure presented in the financial statements, and is defined as Net income before Interest and Income tax expense (recovery). Management presents this additional IFRS measure to provide comparability of the Corporation’s operating income before the impact of interest and taxes.

RESULTS OF OPERATIONS

REVENUE, DIRECT COSTS AND GROSS MARGIN

Gross margin, defined by management as total revenues less direct costs of principal revenue, is a non-IFRS financial measure which does not have any standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other issuers. However, gross margin is viewed by management to be an integral measure of financial performance as it represents the amount of revenues retained by the Corporation after incurring direct costs. Management continues to drive a shift in the Corporation’s revenue mix toward reseller relationships (with higher partner engagement) that are expected to lead to sustained profitability for the Corporation. Combined with a focus on making strategic investments, these new deals and products are expected to be accretive to overall profitability.

Direct cost of principal revenue consists of variable direct costs incurred for principal revenues earned under the reseller model, which include the wholesale cost of loyalty currency paid to partners for the purchase and resale of such currency, and credit card processing fees.

8 of 33

(In thousands of US dollars)	2013	2012	Variance
Principal revenue	$193,880	$129,859	$64,021
Other partner revenue	8,431	9,617	(1,186)
Interest revenue	59	33	26
Total Revenue	$202,370	$139,509	$62,861
Direct cost of principal revenue	169,266	110,949	58,317
Gross margin	$33,104	$28,560	$4,544
Gross margin %	16%	20%	(4%	)

The Corporation generated record revenue of $202,370 for the year ended December 31, 2013, an increase of $62,861 or 45% over 2012. Revenue growth in 2013 was at the lower end of our initial expectations due to the timing and performance of partner and product deployments throughout the year. 2013 revenue increased 45% over 2012, representing increased contributions from new partners launched over the course of 2013 as well as growth from existing partnerships. In addition, we generated record gross margin of $33,104 for the year ended December 31, 2013, a 16% increase over 2012.

The majority of revenue and gross margin growth in 2013 occurred in principal revenue. The addition of new principal partners in 2013, as well as continued growth of existing relationships with principal partners has helped the Corporation position itself as a leader in the retailing and wholesaling of loyalties currencies. In 2013, the Corporation generated principal revenue of $193,880, an increase of $64,021 or 49% over 2012, which was driven by increased transactions from new partners and products launched over the course of 2013 as well as increased transactional activity from existing principal partnerships. The Corporation was successful in bringing to market new principal partnerships during 2013, including the addition of Southwest Airlines and Finnair. The growth in transactional activity from existing principal partnerships was primarily due to the deployment of marketing and merchandising efforts that increased overall customer awareness and engagement.

While overall revenue grew 45% year over year, gross margin dollars in 2013 increased by 16% over the prior year. This is reflective of the mix in incremental transactional activity for the year. The majority of the incremental revenue in 2013 came from transactional activity with gross margin % levels that were lower than average. This change year over year was as anticipated in light of the addition of a large loyalty program partner in the year, which will typically have a gross margin % level that is lower than the 2012 level of 20%. Management continues to believe that growth in gross margin dollars is an important measure of success, particularly because the Corporation has started to build on a track record of gross margin dollar growth outpacing the dollar growth in ongoing operating costs.

Other partner revenue was lower by 12% or $1,186 from 2012. The decrease was can be attributed to reduced transactional activity with existing partnerships, partially offset by an increase in transactional activity and revenue from new partnerships.

9 of 33

For the year ended December 31, 2013, there were four loyalty program partners for which sales to their members individually represented more than 10% of the Corporation’s total revenue. For the 2012 year, there were three loyalty program partners for which sales to their members individually represented more than 10% of the Corporation’s total revenue. In 2013, in aggregate, these four partners represented 83% of the Corporation’s revenues. In 2012, in aggregate, these three partners represented 76% of the Corporation’s revenues. The loss of any one or more of the Corporation’s key loyalty program partners could have a material adverse affect on the Corporation’s business, revenues, operating results and financial condition.

ONGOING OPERATING COSTS
(In thousands of US dollars)	2013	2012	Variance
Employment costs	$18,934	$15,368	$3,566
Marketing and communications	1,066	1,520	(454)
Technology services	1,013	677	336
Operating expenses	4,657	4,664	(7)
Total ongoing operating costs	$25,670	$22,229	$3,441

Ongoing operating costs are predominantly cash based expenditures and include employment costs, marketing and communications expenditures, technology service costs and other operating expenses. Ongoing operating costs are predominantly incurred in Canadian dollars, exposing the Corporation to foreign exchange risk. To mitigate this exposure, management enters into foreign exchange forward contracts on a rolling twelve month basis to fix the functional currency cost of predictable Canadian dollar expenditures.

Ongoing operating costs were $25,670 for the year ended December 31, 2013, increasing $3,441 or 15% over 2012. Increases to our cost base in 2013 were largely reflective of an increase in headcount made in key departments during the course of the year that were in-line with the long-term objectives of the Corporation. In addition to this, the Corporation incurred a number of expenses in technology services related to the improvement of the payment processing environment and enhancements to the general computing infrastructure, many of which are not expected to recur to the same degree in 2014.

Employment Costs

Employment costs include salaries and bonus, employee share-based compensation expense, contract labour charges, recruiting, benefits and other related taxes and are predominantly incurred in Canadian dollars. Employment costs were $18,934 for 2013, increasing 23% from 2012.

The increase in employment costs over 2012 was primarily driven by increased salaries, bonus and related benefits due to an increase in full time equivalents during the year. Full time equivalents increased from 121 in 2012 to 135 in 2013. These headcount additions were made in a number of key strategic areas including marketing, technology and product development and were in line with the Corporation’s commitment to invest in areas that would yield longer term transactional and revenue growth rather than in year performance. Growth in employee share-based compensation expense in the year could be attributed to the full year impact of a share-unit plan program that was implemented in mid-2012 and increased spend tied to the headcount additions made in the year.

10 of 33

The Corporation expects to add to headcount in 2014, as it continues to invest in key areas of the business that will help in achieving its long-term strategic objectives. During 2013, the Corporation established an operating office near London, in the United Kingdom, and grew headcount in this office to improve and develop relationships in Europe. Attracting and retaining key talent in these areas will continue to be a focus in 2014.

Marketing and Communications

Marketing and communications expenditures consist of certain loyalty program marketing initiatives, placements on contracted loyalty program websites, event sponsorship, public relations costs, and other promotional activities. Marketing and communications costs for 2013 were $1,066, decreasing $454 or 30% from 2012. The decrease in marketing and communications expenditures were primarily attributed to the completion of specific advertising campaigns in 2012, as well the Corporation discontinuing specific outsourced marketing services in 2012. For 2014, the Corporation expects expenditures in this line item to return to 2012 levels.

Technology Services

Technology expenses include offsite hosting and managed services, compliance and online security, equipment rental and software license fees. Costs of technology services were $1,013, increasing $336 or 50% from 2012. Increases to technology costs were primarily attributed to improvements made to Corporation’s payment infrastructure, online security and compliance costs. With a growing workforce in 2014 and an increased focus on security and infrastructure, the Corporation expects there to be growth in this expense line item at a similar dollar growth level as 2013.

Operating Expenses

Operating expenses include office overhead, travel expenses, professional fees and other costs associated with operations. Operating expenses for 2013 were $4,657 and flat compared to 2012. The change in operating expenses was primarily attributed to lower professional fees and expenses incurred in 2013 related to the China Rewards investment, partially offset by increased travel expenses as the Corporation focussed on developing relationships with more international partners and building on its relationships with existing international partners. These costs are not expected to grow materially in the upcoming year.

11 of 33

ADJUSTED EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION, AMORTIZATION, FOREIGN EXCHANGE, AND IMPAIRMENT (“Adjusted EBITDA”)

Adjusted EBITDA is a non-GAAP financial measure, which is defined as earnings before income tax expense, interest and other income, depreciation and amortization, foreign exchange and impairment charges. Management excludes these items because they affect the comparability of the Corporation’s financial results and could potentially distort the analysis of trends in business performance.

Management believes that Adjusted EBITDA is an important indicator of the Corporation’s ability to generate liquidity through operating cash flow to fund future working capital needs and fund future capital expenditures and uses the metric for this purpose. The exclusion of impairment charges eliminates the non-cash impact. Adjusted EBITDA is also used by investors and analysts for the purpose of valuing an issuer. The presentation of Adjusted EBITDA is to provide additional useful information to investors and analysts and the measure does not have any standardized meaning under IFRS. Adjusted EBITDA should therefore not be considered in isolation or used in substitute for measures of performance prepared in accordance with IFRS. Other issuers may calculate Adjusted EBITDA differently.

Reconciliation of Net Income to Adjusted EBITDA

(In thousands of US dollars)	2013	2012	Variance
Net income	$3,606	$8,262	$(4,656)
Interest and other income	-	(7)	7
Income tax expense (recovery)	666	(4,769)	5,435
Depreciation and amortization	3,285	2,803	482
Foreign exchange (gain)	(123)	(68)	(55)
Impairment of long-lived assets	-	110	(110)
Adjusted EBITDA	$7,434	$6,331	$1,103

For the year ended December 31, 2013, the Corporation’s Adjusted EBITDA was $7,434, an increase of $1,103 or 17% over the prior year. The increase from the prior year was largely due to the increase in gross margin from partnerships launched over the course of 2013 as well as gross margin growth from existing partnerships, partially offset by higher ongoing operating expenses.

12 of 33

DEPRECIATION, AMORTIZATION, INCOME TAX, INTEREST AND OTHER EXPENSES

(In thousands of US dollars)	2013	2012	Variance
Depreciation and amortization	$3,285	$2,803	$482
Foreign exchange gain	(123)	(68)	(55)
Interest and other charges	-	(7)	7
Impairment of long-lived assets	-	110	(110)
Income tax expense (recovery)	666	(4,769)	5,435
Total	$3,828	$(1,931)	$5,759

Foreign Exchange (“FX”) Gain

US / Canadian FX Rates	2013	2012	2011
Period Start	1.0080	0.9807	1.0001
Period End	0.9351	1.0034	0.9807
Period Average	0.9716	1.0006	1.0120

US / EURO FX Rates	2013	2012	2011
Period Start	1.2967	1.2950	1.3253
Period End	1.3768	1.3218	1.2950
Period Average	1.3283	1.2863	1.3928

The Corporation is exposed to foreign exchange risk as a result of transactions in currencies other than its functional currency, the US dollar. Foreign exchange gains and losses arise from the translation of the Corporation’s balance sheet and expenses. The Corporation holds balances in foreign currencies (e.g. non-US dollar denominated cash, accounts payables and accrued liabilities, and deposits) that give rise to exposure to foreign exchange risk. At period end, non-US dollar monetary balance sheet accounts are translated at the period-end foreign exchange (“FX”) rate. To the extent that the foreign denominated assets and liabilities are not equal, the net effect after translating the balance sheet accounts is recorded in the income statement. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

The majority of the Corporation’s revenues in 2013 were transacted in US dollars, EUROs and British Pounds. The direct cost of principal revenue is denominated in the same currency as the revenue earned, minimizing the FX exposure related to the EURO and British Pound. Ongoing operating costs are predominantly incurred in Canadian dollars, exposing the Corporation to foreign exchange risk.

13 of 33

As part of the risk management strategy of the Corporation, management enters into foreign exchange forward contracts extending out to one year to reduce the foreign exchange risk with respect to the Canadian dollar and EURO. These contracts have been designated as cash flow hedges. The Corporation does not use derivative instruments for speculative purposes.

For a derivative instrument designated as a cash flow hedge, the effective portion of the derivative’s gain or loss is initially reported as a component of other comprehensive income and is subsequently recognized in income when the hedged exposure affects income. Any ineffective portion of the derivative’s gain or loss is recognized in current income. For the year ended December 31, 2013, the Corporation reclassified a $325 loss, net of tax, from other comprehensive loss into earnings. The cash flow hedges were highly effective at December 31, 2013. Realized losses from the Corporation’s hedging activities, in 2013, were driven by the appreciation of the U.S. dollar.

For the year ended December 31, 2013, the Corporation recorded a foreign exchange gain of $123 compared with a foreign exchange gain of $68 in 2012, primarily driven by a strengthening of the US dollar resulting in realized FX gains. This was partially offset on the translation of the Corporation’s non-US dollar cash balances resulting in unrealized FX losses.

Income Tax Expense/Recovery

The Corporation is subject to tax in multiple jurisdictions and assesses its taxable income to ensure eligible tax deductions are fully utilized. The Corporation recorded an income tax expense of $666 in 2013 compared to a recovery of $4,769 in 2012. In 2013, the Corporation generated operating income on which tax expense was recorded during the year. In 2012, future tax benefits associated with previously unrecognized tax assets in Canada were recorded as it was determined probable that the benefit from these unrecognized deferred tax assets would be utilized based on our financial forecasts.

NET INCOME AND EARNINGS PER SHARE

(In thousands of US dollars, except per share amounts)	2013	2012	Variance
Net Income	$3,606	$8,262	$(4,656)
Earnings per share
Basic	$0.24	$0.55	$(0.31)
Diluted	$0.23	$0.54	$(0.31)

The Corporation reported net income of $3,606 or $0.24 per share for the year ended December 31, 2013 compared with a net income of $8,262 of $0.55 per share for the year ended December 31, 2012. Earnings for the year ended December 31, 2013 represented a $4,656 or $0.31 per share reduction over the prior period. The reduction over the prior period can be primarily attributed to a $4,769 income tax recovery recorded in 2012.

14 of 33

The Corporation's basic earnings per share is calculated on the basis of the weighted average number of outstanding common shares for the period, which amounted to 15,241,989 common shares for the year ended December 31, 2013, compared with 15,137,930 common shares for the year ended December 31, 2012.

LIQUIDITY AND CAPITAL RESOURCES

Consolidated Balance Sheet Data as at	December 31,	December 31,
(In thousands of US dollars)	2013	2012
Cash and cash equivalents	$64,188	$45,108
Restricted cash	1,602	3,202
Funds receivable from payment processors	9,071	10,057

Security deposits	-	2,780
Total funds available	74,861	61,147
Payable to loyalty program partners	56,111	44,912
NET OPERATING CASH[2]	$18,750	$16,235

Total current assets	$78,472	$63,999
Total current liabilities	62,028	50,179
WORKING CAPITAL	$16,444	$13,820

2 Management defines “Net Operating Cash” as ‘Total Funds Available’ (Cash and cash equivalents, Restricted cash, Funds receivable from payment processors, and Security deposits) less amounts Payable to loyalty program partners. Management believes that this non-IFRS financial measure provides a useful measure of the Corporation’s liquidity. Other issuers may include other items in their definition of ‘Net Operating Cash’. Therefore it is unlikely to be comparable to similar measures presented by other issuers.

The Corporation’s financial strength is reflected in its balance sheet. Points' financial resources consisting primarily of unrestricted cash are sufficient to support the execution of our strategic objectives. The Corporation continues to remain debt-free.

As at December 31, 2013, the Corporation had net operating cash of $18,750 (December 31, 2012 – $16,235). We define net operating cash as cash and cash equivalents, restricted cash, funds receivable from payment processors, and security deposits less amounts payable to loyalty program partners. During 2013, net operating cash increased $2,515 from December 31, 2012, primarily due to positive Adjusted EBITDA generated in 2013 and proceeds received from share option exercises during the year. This was partially offset by the Corporation’s investment in China Rewards of $3,500, and capital expenditures made during the course of the year.

The Corporation’s working capital (defined as current assets minus current liabilities) was $16,444 at December 31, 2013 compared to working capital of $13,820 as at December 31, 2012. Working capital continues to increase as the Corporation generates positive Adjusted EBITDA and cash flows from operations. The change in cash and cash equivalents and payable to loyalty program partners is primarily due to the timing of receipt of payments from customers and payments made to partners for transaction points and miles online. Management believes the Corporation is able to generate sufficient cash through normal course operations to fund anticipated capital expenditure needs and current operating and working capital requirements, including the payment of amounts due under current operating leases.

15 of 33

Sources and Uses of Cash

(In thousands of US dollars)	2013	2012	Variance
Operating activities	$23,290	$14,006	$9,284
Investing activities	(4,095)	(3,273)	(822)
Financing activities	141	(243)	384
Effects of exchange rates	(256)	(235)	(21)
Change in cash and cash equivalents	$19,080	$10,255	$8,825

Operating Activities

Cash flows from operating activities are primarily generated from funds collected from miles and points transacted from the various products and services offered by the Corporation and are reduced by cash payments to loyalty partners and payment of operating expenses. Cash flows from operating activities can fluctuate significantly depending on the timing of promotional activity and partner payments. Cash flows generated from operating activities in 2013 increased $9,284 compared to 2012, largely due to increased Adjusted EBITDA contributions from new partners launched in 2013, growth from existing partnerships, and the timing of partner payments due to promotional activities.

Investing Activities

Cash used in investing activities for the year ended December 31, 2013 was $4,095, an increase of $822 over 2012. Investments in 2013 primarily related to $3,500 of cash invested in China Rewards. In addition, investments related to the development of new loyalty applications and enhancements to the Corporation's loyalty platform increased $570 on a year over year basis. The Corporation will continue to invest heavily in product development and the advancement of its open platform strategy in 2014. Remaining investments in 2014 will relate to the acquisition of property and equipment. Management will continue to fund all capital expenditures and investments through working capital.

Financing Activities

Cash flows provided by financing activities in 2013 primarily related to proceeds received from the exercise of employee stock options, partially offset by purchases of the Corporation’s own common shares on the open market to fund the employee share unit plan.

16 of 33

Contractual Obligations and Commitments

	Total	Year 1	(4)	Year 2	Year 3	Year 4	Year 5+
Operating leases(1)	2,622	748		734	745	384	11
Principal revenue(2)	254,207	117,379		104,119	32,459	250	-
Investment commitment(3)	1,500	1,500		-	-	-	-
	$258,329	$119,627		$104,853	$33,204	$634	$11

(1) The Corporation is obligated under various non-cancellable operating leases for premises and equipment and service agreements for web hosting services.
(2) In relation to principal revenue, the Corporation has made contractual guarantees on the minimum value of transactions processed over the term of its agreements with certain loyalty program partners.
(3) The Corporation entered into a binding agreement to make a minority investment, up to $5,000, in China Rewards, a domestic Chinese retail coalition loyalty program start-up based in Shanghai, People’s Republic of China. As of December 31, 2013, the Corporation had made an investment of $3,500 in China Rewards. Management anticipates the remaining milestones, which will trigger the final investment of $1,500, to be met in 2014.
(4) The guarantees, commitments and contingencies schedule is prepared on a rolling 12-month basis.

Operating lease obligations will continue to be funded through working capital. In relation to the reseller model, the Corporation has made contractual commitments on the minimum value of transactions processed over the term of its agreements with certain loyalty program operators. Under this type of guarantee, in the event the sale of miles are less than the guaranteed amounts, the Corporation would be obligated to purchase mileage from the loyalty program partner equal to the value of the revenue commitment shortfall. The Corporation has recorded approximately $1,400 on the balance sheet as Prepaid expense and other assets related to a revenue guarantee agreement with one loyalty program operator that was not met during 2013.

Cash from Exercise of Options

Certain options are due to expire within 12 months from the date of this MD&A. If exercised in full, issued and outstanding common shares will increase by 39,286 shares.

Securities with Near-Term Expiry Dates – Outstanding Amounts as at February 28, 2014 (figures in CAD$).

Security Type	Month of Expiry	Number	Strike Price
Options	August 21, 2014	5,108	3.70
Options	November 16, 2014	1,657	3.40
Options	February 11, 2015	32,521	5.00
Total		39,286

17 of 33

OUTSTANDING SHARE DATA

As of February 28, 2014, the Corporation has 15,361,903 common shares outstanding.

As of the date hereof, the Corporation has outstanding options to acquire up to 436,550 common shares. The options have exercise prices ranging from $3.40 to $19.98 with a weighted average exercise price of $10.65. The expiration dates of the options range from August 21, 2014 to June 13, 2018.

The following table lists the common shares issued and outstanding as at February 28, 2014 and the securities that are currently convertible into common shares along with the maximum number of common shares issuable on conversion or exercise.

	Common Shares	Proceeds
Common Shares Issued & Outstanding	15,361,903
Convertible Securities: Share options	436,550	CAD$ 4,832,512
Common Shares Issued & Potentially Issuable	15,798,453	CAD$ 4,832,512
Securities Excluded from Calculation:
Options Available to grant from ESOP(1)	582,407

(1)	The number of options available to grant is calculated as the total share option pool less the number of share options exercised and the number of outstanding share options.

FOURTH QUARTER RESULTS (UNAUDITED)

	For the three months ended
(In thousands of US dollars, except per share amounts)	Dec. 31, 2013	Sept. 30, 2013	Dec. 31, 2012
Revenue	$69,087	$54,441	$40,803
Gross margin	10,302	8,734	7,978
Ongoing operating expenses	6,899	6,404	6,417
Adjusted EBITDA	3,403	2,330	1,561
Operating income[1]	2,765	1,577	866
Net income	$2,291	$1,145	$5,638
Earnings per share
Basic	$0.15	$0.08	$0.37
Diluted	$0.15	$0.07	$0.37
Total assets	$95,012	$77,736	$78,744
Shareholders’ equity	$32,547	$29,837	$27,827

[1] Operating income (loss) is an additional IFRS measure presented in the financial statements, and is defined as Net income (loss) before Interest and Income tax expense (recovery). Management presents this additional IFRS measure to provide comparability of the Corporation’s operating income (loss) before the impact of interest and taxes.

18 of 33

REVENUE, DIRECT COSTS AND GROSS MARGIN

The Corporation recorded revenues of $69,087 during the fourth quarter of 2013. While revenue was slightly below our expectations due to the underperformance of a certain partner’s products, the growth still represents the positive contribution made by new partner launches in 2013 and performance of existing partner relationships. Fourth quarter revenues increased 27% from the third quarter of 2013 and 69% from the fourth quarter of 2013. In line with the growth in revenues, gross margin increased $1,568 or 18% over the third quarter of 2013 and increased $2,324 or 29% over the fourth quarter of 2012.

The increase in revenues and gross margin compared to the third quarter of 2013 and prior year quarter can be attributed to increased transactional activity from our existing partnership base due to stronger promotional activity, as well as the contribution from new partnerships signed during 2013.

ONGOING OPERATING COSTS

	For the three months ended
	Dec. 31,	Sept. 30,	Dec. 31,
(In thousands of US dollars)	2013	2013	2012
Employment costs	$5,201	$4,864	$4,373
Marketing and communications	223	267	400
Technology services	241	214	198
Operating expenses	1,234	1,059	1,446
Total	$6,899	$6,404	$6,417

Ongoing operating costs increased $495 or 8% over the third quarter of 2013 and increased $482 or 8% over the fourth quarter of 2012. The increase over the third quarter of 2013 is primarily attributed to higher salary expense and incentive based compensation due to headcount additions, and to a lesser extent, higher travel costs, professional fees and consulting expenses. The increase over the fourth quarter of 2012 is primarily due to an increase in employment costs from higher employee count, higher hedging losses due to the appreciation of the US dollar during 2013, partially offset by reduced professional fees associated with the China Rewards investment.

19 of 33

DEPRECIATION, AMORTIZATION, INTEREST AND OTHER EXPENSES

	For the three months ended
	Dec. 31,	Sept. 30,	Dec. 31,
(In thousands of US dollars)	2013	2013	2012
Depreciation and amortization	$715	$803	$728
Foreign exchange (gains) loss	(77)	(50)	(33)

Interest and other changes (income)	-	-	1

Impairment of long-lived assets	-	-	110
Income tax (recovery) expense	474	432	(4,883)
Total	$1,112	$1,185	$(4,077)

Depreciation and amortization expenses were relatively in line with the third quarter of 2013 and prior year period.

In December 2012, the Corporation recorded an impairment charge of $110 related to certain website development and technology assets related to technical assets which the Corporation was no longer utilizing. The impairment charge is included in impairment of long-lived assets in the statements of comprehensive income. No impairment charges were recorded in 2013.

Income tax expense was relatively in line with the third quarter of 2013, and increased $5,357 or 110% compared to the prior year period. In 2012, future tax benefits associated with previously unrecognized tax assets in Canada were recorded as it was determined probable that the benefit from these unrecognized deferred tax assets would be utilized.

Adjusted EBITDA

Reconciliation of Net Income to Adjusted EBITDA

	For the three months ended
	Dec. 31,	Sept. 30,	Dec. 31,
(In thousands of US dollars)	2013	2013	2012
Net income	2,291	1,145	$5,638
Interest and other income	-	-	1
Income tax expense (recovery)	474	432	(4,883)
Depreciation and amortization	715	803	728
Foreign exchange loss	(77)	(50)	(33)
Impairment of long-lived assets	-	-	110
Adjusted EBITDA	3,403	2,330	$1,561

20 of 33

Adjusted EBITDA of $3,403 increased $1,073 or 46% from the third quarter of 2013 and $1,842 or 118% from the fourth quarter of 2012. The increase from the prior year quarter is in part due to the successful marketing efforts of the Corporation in increasing revenues from existing partnerships, and the positive contribution that new partnerships launched in 2013 have had on Adjusted EBITDA.

SUMMARY OF QUARTERLY RESULTS

(in thousands of US dollars, except per share amounts)

			Basic earnings	Diluted
		Net income	(loss) per share	earnings (loss)
Three month period ended	Total Revenue	(loss)		per share
December 31, 2013	$69,087	$2,291	$0.15	$0.15
September 30,2013	$54,441	$1,145	$0.08	$0.07
June 30, 2013	$41,924	$218	$0.01	$0.01
March 31, 2013	$36,918	$(48)	$(0.00)	$(0.00)
December 31, 2012	$40,803	$5,638	$0.37	$0.37
September 30, 2012	$34,339	$746	$0.05	$0.05
June 30, 2012	$36,329	$1,304	$0.09	$0.09
March 31, 2012	$28,038	$574	$0.04	$0.04
December 31, 2011	$32,929	$2,058	$0.14	$0.13

With over a decade of experience working with loyalty program partners, the Corporation has established a growing base of transactional business activity. The Corporation has continued to add new relationships with loyalty programs over the course of the past ten-years, and has developed relationships with existing partnerships. Through the use of direct marketing techniques with loyalty programs, the Corporation has expanded the reach of its products into the membership base of the Corporation’s partner network. Over the years, and through the addition of new partnerships and a better understanding of loyalty partners’ membership base, the Corporation has experienced period over period growth in transaction levels and revenue. The Corporation’s revenue and overall profitability will be impacted by the level of marketing and promotional activity carried out during the year with loyalty program members, the introduction of new loyalty based products to the existing loyalty partnership base, and the addition of new loyalty program partners.

In fiscal 2013, the Corporation launched loyalty products with five new partners. The December 31, 2013 quarter represented the first full-quarter of activity with all new partners’ products in the market, and was also the first full-quarter impacted by fourth-quarter marketing promotions for these partner launches. Based on the Corporation’s experience, the fourth quarter has typically been the highest revenue quarter due to marketing activity in any given fiscal year. As a result, the revenues and net-income in the fourth quarter were the highest recorded in the Corporation’s history, with the September 30, 2013 quarter being the highest revenue quarter up to that point in time. In contrast to the fourth quarter, the first quarter has typically been the lowest revenue quarter in a year as a result of lower promotions and customer spending after the

21 of 33

December holiday season. Revenue in the June and September quarters, in the absence of any new product or partner launches, has historically fluctuated with the level of direct marketing activity carried out with individual loyalty program members.

Net income of the Corporation is primarily impacted by revenues generated in each quarter, which is influenced by the degree of marketing and promotional activity carried out with loyalty program members, as well as changes in ongoing operating expenses. Ongoing operating expenses are impacted by the long-term objectives of the Corporation. During 2012 and 2013, ongoing operating expenses have been significantly impacted by increased employment costs tied to higher head-count additions. In the second half of fiscal 2012, and continuing throughout fiscal 2013, the Corporation has made strategic investments in the key areas of marketing, and product and software development. Beginning in the third quarter of 2013, the increased cost associated with headcount additions added since 2012 have been offset by the incremental gross margin recorded on new-partner launches. While the increase in net income in the third and fourth quarter of 2013 is not necessarily indicative of net income to be seen in future periods, it is a reflection of the Corporation’s return on investments made during 2012 and 2013.

For the quarter ended December 31, 2012, net income of $5,638 was higher than previous quarters due to the recognition of certain future tax benefits associated with previously unrecognized deferred tax assets in Canada. This tax asset recognition was non-recurring in nature and is not expected to repeat in future periods. Instead, the Corporation will begin to apply a corporate tax rate of approximately 26% on pre-tax income. This tax impact on earnings has been applied in 2013, and is expected to appear in future periods.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The Corporation’s accounting policies and critical accounting estimates and judgments are presented in Notes 2 and 3 of our consolidated financial statements for the year ended December 31, 2013. The preparation of the consolidated financial statements in accordance with IFRSs, requires management to make judgments, estimates and assumptions that affect the application of policies and the reported amounts of assets and liabilities, income and expenses.

For a detailed discussion regarding our significant accounting policies, application of critical accounting estimates and judgments, and recent accounting pronouncements, see Notes 2 and 3 of our consolidated financial statements for the year ended December 31, 2013.

22 of 33

Revenue Recognition and Presentation

Presentation: gross versus net

When deciding the most appropriate basis for presenting revenue or direct costs of revenue, both the legal form and substance of the agreement between the Corporation and its business partners are reviewed to determine each party’s respective role in the transaction. This determination requires the exercise of judgment and management usually considers whether:

  The Corporation has primary responsibility for providing the goods and services to the customer or for fulfilling the orders;
  The Corporation has inventory risk before or after the customer order, during shipping or on return;
  The Corporation has discretion in establishing prices (directly or indirectly);
  The Corporation bears the customer’s credit risk for the amount receivable from the customer;
  The Corporation modifies the product or performs part of the services;
  The Corporation has discretion in selecting the supplier used to fulfill an order; or
  The Corporation is involved in determining product or service specifications.

Where the Corporation’s role in a transaction is that of a principal, revenue is recognized on a gross basis. Under the principal revenue model, the gross value of the transaction billed to the customer is recognized as revenue by the Corporation and the costs incurred to purchase the points or miles sold in this transaction are recognized separately as direct cost of principal revenue.

Where the Corporation’s role in a transaction is that of an agent, revenue is recognized on a net basis with revenue representing the margin earned.

Arrangements with multiple components

In revenue arrangements including delivery of more than one product or service (separately identifiable components), each identifiable component is a separate unit of accounting and the arrangement consideration is allocated to each unit of accounting based on its relative fair value.

Determining the fair value of each component can require complex estimates due to the nature of the goods and services provided. The Corporation generally determines the fair value of individual elements based on the price when the element is sold on a stand-alone basis.

Evaluation of Goodwill

The amount of goodwill initially recognized as a result of a business combination is dependent on the allocation of the purchase price to the fair value of the identifiable assets acquired and the liabilities assumed. The determination of the fair value of the assets and liabilities is based, to a considerable extent, on management’s judgement and estimates that use inputs that may not be readily observable.

23 of 33

Allocation of the purchase price affects the results of the Corporation as finite lived intangible assets are amortized, whereas indefinite lived intangible assets, including goodwill, are not amortized and could result in differing amortization charges based on the allocation to indefinite lived and finite lived intangible assets.

The Corporation tests goodwill for impairment annually to determine whether the carrying value exceeds the recoverable amount. In calculating the value in use of a cash generating unit (CGU), i.e. the net present value of the future cash flows associated with the CGU, certain assumptions are required to be made by management in respect of highly uncertain matters which require judgement. These include the anticipated cash flows from the specific partner relationships, the likelihood that these partners will renew existing contracts and enter into new product arrangements with the Corporation in the future, annual growth assumptions, and the selection of an appropriate discount rate. Management prepares forecasts that assess the specific risks related to each individual partner relationship separately and are used in determining the value in use of the CGUs to which goodwill has been allocated.

Income Taxes

The recognition of deferred tax assets is based upon whether it is probable that sufficient and suitable taxable profits will be available in the future or whether taxable temporary differences will reverse such that deferred tax assets can be utilized. Recognition therefore involves a degree of estimation and judgement regarding the future financial performance or the timing of the reversal of deferred tax liabilities of the particular legal entity in which the deferred tax assets have been recognized.

The Corporation is subject to examination by taxation authorities in various jurisdictions. Because the determination of tax liabilities involves certain uncertainties in interpreting complex tax regulations, management’s best estimates are used to determine potential tax liabilities. Differences between the estimates and the actual amount of taxes are recorded in net earnings at the time they can be determined.

Share-based Payments

The Corporation applies the fair value method to all grants of share options. The fair value of options granted is estimated at the date of grant using the Black-Scholes option pricing model incorporating assumptions regarding risk-free interest rates, dividend yield, expected volatility of the Corporation’s stock, and a weighted average expected life of options. The estimated fair value of the options that are ultimately expected to vest are recorded over the options’ vesting period and charged to earnings with a corresponding credit to contributed surplus. In determining the number of options that are expected to vest, the Corporation takes into account voluntary termination behaviour as well as trends of actual option forfeitures.

Changes in the subjective input assumptions can materially affect the fair value estimate and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the stock options. A change in the assumptions used by the Corporation could have an impact on net earnings.

24 of 33

Estimation of useful life

Finite lived intangible assets

Finite lived intangible assets consist of the Corporation’s aggregate amounts spent on internal use software development costs. The relative size of the Corporation’s intangible assets, excluding goodwill, makes the judgements surrounding the estimated useful lives critical to the Corporation’s financial position and performance.

The useful life used to amortize internal use software development costs relates to the future performance of the assets and management’s judgement of the period over which economic benefit will be derived from the assets. The useful life is determined by management and is regularly reviewed for appropriateness. The life is based on historical experience with similar development costs as well as anticipation of future events which may impact their life such as changes in technology. Historically, changes in useful lives have not resulted in material changes to the Corporation’s amortization charge.

Property and equipment

Property and equipment also represent a significant proportion of the non-current assets of the Corporation. Therefore, the estimates and assumptions made to determine their carrying value and related depreciation are critical to the Corporation’s financial position and performance.

The charge in respect of periodic depreciation is derived after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. Increasing an asset’s expected life or its residual value would result in a reduced depreciation charge in the consolidated statements of comprehensive income. The useful lives and residual values of the Corporation’s assets are determined by management at the time the asset is acquired and reviewed annually for appropriateness. The useful lives are based on historical experience with similar assets as well as anticipation of future events which may impact their life such as changes in technology. Historically, changes in useful lives and residual values have not resulted in material changes to the Corporation’s depreciation charge.

New Standards Adopted in 2013

The accounting policies of the Corporation have been applied consistently to all years presented in the consolidated financial statements. The accounting policies have been applied consistently by the Corporation and its subsidiaries. In addition, the Corporation adopted the following accounting pronouncements, which are effective for the Corporation’s annual consolidated financial statements commencing January 1, 2013.

25 of 33

IFRS 10, Consolidated Financial Statements

In May 2011, the IASB issued IFRS 10, Consolidated Financial Statements ("IFRS 10"). IFRS 10, which replaces the consolidation requirements of SIC-12 Consolidation-Special Purpose Entities and IAS 27 Consolidated and Separate Financial Statements, establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. There was no impact to the Corporation’s consolidated financial statements upon adoption.

IFRS 13, Fair Value Measurement

In May 2011, the IASB issued IFRS 13, Fair Value Measurement ("IFRS 13"). IFRS 13 replaces the fair value guidance contained in individual IFRS with a single source of fair value measurement guidance. The standard also requires disclosures that enable users to assess the methods and inputs used to develop fair value measurements. There was no measurement impact to the Corporation’s consolidated financial statements upon adoption.

IAS 1, Presentation of Financial Statements: Presentation of Items of Other Comprehensive Income

In June 2011, the IASB published amendments to IAS 1, Presentation of Financial Statements: Presentation of Items of Other Comprehensive Income, which requires that an entity present separately the items of OCI that may be reclassified to profit or loss in the future from those that would never be reclassified to profit or loss. The Corporation has reflected this in the Consolidated Statement of Comprehensive Income.

New Standards Not Yet Adopted

A number of new standards, and amendments to standards and interpretations, are not yet effective for the year ended December 31, 2013, and have not been applied in preparing these consolidated financial statements. The Corporation has not early applied the following new and revised IFRSs that have been issued but are not yet effective for the year ended December 31, 2013:

International Financial Reporting Standard 9, Financial Instruments (“IFRS 9”), was issued in November 2009. It addresses classification and measurement of financial assets and replaces the guidance in IAS 39 Financial Instruments: Recognition and Measurement, on the classification and measurement of financial assets. The Standard eliminates the existing IAS 39 categories of held to maturity, available-for-sale and loans and receivables and financial assets will be classified into one of two categories on initial recognition: amortized cost or fair value. IFRS 9 (2010) supersedes IFRS 9 (2009). IFRS 9 (2010) added guidance to IFRS 9 (2009) on the classification and measurement of financial liabilities. The IASB tentatively decided to defer the mandatory effective date of IFRS 9 and that the mandatory effective date should be left open pending the finalization of the impairment and classification and measurement requirements. The extent of the impact of adoption of IFRS 9 (2010) has not yet been determined.

26 of 33

RISKS AND UNCERTAINTIES

The results of operations and financial condition of the Corporation are subject to a number of risks and uncertainties, and are affected by a number of factors outside of the control of Management. The following section summarizes certain of the major risks and uncertainties that could materially affect our future business results going forward. The risks described below may not be the only risks faced by the Corporation. Other risks which currently do not exist or which are deemed immaterial may surface and have a material adverse impact on the Corporation’s results of operations and financial condition.

A downturn in the demand for air travel could adversely impact the demand for loyalty currency services

The Corporation and the majority of its loyalty program partners operate in the travel industry. The ability of the Corporation’s loyalty program partners to continue to drive commercial activity to their businesses is integral to generating loyalty miles/points for their respective programs. As well, the overall popularity of loyalty miles/points and value they have to end-customers is what drives the business activity of the Corporation. Points’ generates the majority of its revenue from end-customers who are transacting loyalty miles/points through the Corporation’s online solutions. As such, the majority of revenue is transactional in nature and dependent on the number and size of these transactions. There is no assurance that the popularity of these programs will continue to grow or maintain current levels of popularity. A change in consumer tastes or a downturn in the travel industry in North America may adversely affect the Corporation’s ability to generate ongoing revenue from transactions.

Consolidation activity in the airline industry is common and has been part of an industry-wide solution to address structural financial problems. This consolidation activity has continued in 2013. This activity could potentially increase due to rising oil prices, increasing operating costs, or bankruptcy of major carriers. Additional consolidation activity among the Corporation’s partner base could result in the loss of a partnership and potentially have an adverse impact on the Corporation’s future earnings.

We rely on contractual relationships with loyalty program partners that are subject to termination and renegotiation There can be no assurance that the Corporation will be successful in maintaining its existing contractual relationships with its loyalty program partners. The Corporation’s loyalty program partners have in the past, and may in the future, negotiate arrangements that are short-term and subject to renewal, non-exclusive and/or terminable at the option of the partner on relatively short notice without penalty. Loyalty program partners that have not provided a long-term commitment or guarantee of exclusivity, or that have the ability to terminate on short notice, may exercise this flexibility to end their relationship with the Corporation or to negotiate from time to time more preferential financial and other terms than originally contracted for. The Corporation cannot ensure that such negotiations will not have a material adverse affect on the financial condition or results of operations of the Corporation. In addition, there can be no assurance that the Corporation will be able to establish relationships with new loyalty program partners.

27 of 33

We could face significant liquidity risk if we fail to meet contractual performance commitments In relation to the reseller model, the Corporation has made contractual guarantees on the minimum value of points and miles that will be processed over the term of its agreements with certain loyalty program partners. The commitments are measured annually. There is a risk that these commitments may not be met, resulting in the Corporation being required to purchase the shortfall in points/miles to meet annual contracted levels and take these into inventory. The Corporation's ability to use or sell any purchased points/miles is limited by terms in its contracts. As a result, there is a risk that the Corporation may have difficulty in selling or making use of this inventory which could have a material adverse effect on the Corporation’s business, revenues, operating results and financial condition. There is also a risk that the Corporation may have insufficient resources to purchase any shortfall and that the Corporation may need to obtain financing to meet such commitments. There is a risk that such financing may not be available to the Corporation. The failure to obtain such financing could have a material adverse impact on the Corporation’s business, revenues, operating results and financial condition.

We could face significant competition from other companies in the loyalty industry including loyalty program partners that may have, or develop, in-house business solutions departments that could take responsibility for services currently provided by the Corporation

With respect to the Corporation’s Points.com consumer portal, several indirect competitors are currently in the market with limited product offerings. Other Internet websites that offer financial and account aggregation and management are potential competitors. These indirect and potential competitors currently offer the ability to track program balances, but do not offer any of the transaction options available on Points.com. Management believes that none of these competitors are actively partnering with loyalty programs to independently provide a service similar to Points.com. Rather, these indirect competitors are only able to retrieve and display member account information. However, it is possible that one or more of the indirect or potential competitors could, in the future, compete directly with Points.com.

The Corporation's Loyalty Currency Services must compete with a wide range of companies that provide business solutions technology, from small companies to large. Many existing and potential competitors do or could have greater technical or financial resources than the Corporation. The financial performance of the Corporation may be adversely affected by such competition. In particular, no assurances can be given that additional direct competitors to the Corporation may not be formed or that the Corporation may not lose some or all of its arrangements with its loyalty program partners, including its key loyalty program partners, thereby decreasing its ability to compete and operate as a viable business. In addition, the increasing popularity of open source technology places greater risk on the proprietary technology offered by the Corporation to its existing and potential partners.

Loyalty partners may have, or may develop, in-house business solutions departments that could take responsibility for work currently being done by the Corporation. Any competition or adverse change in the business relationship described above could have a material adverse impact on the Corporation's business, operations and prospects.

28 of 33

Our brand, revenue and profitability are affected by our ability to control cyber security risks

Due to the online nature of the Corporation’s business, member databases are maintained for products and services offered on Points.com. These databases contain member information including account transactions. Although the Corporation has established rigorous security procedures, the databases may be vulnerable to potential unauthorized access to, or use or disclosure of member data. If the Corporation were to experience a security breach, its reputation may be negatively affected and the traffic generated on Points.com could decline in the event of any publicized compromise of security. Any perception that the Corporation released consumer information without authorization could subject the businesses to complaints and investigation by the applicable privacy regulatory bodies and adversely affect relationships with Points.com members and loyalty program partners. In addition, any unauthorized release of member information, or any public perception that member information was released without authorization, could lead to legal claims from consumers or regulatory enforcement actions.

We could face adverse consequences if there is a risk in the viability of the internet and system infrastructure

The end-customers of the Corporation’s software depend on internet service providers, online service providers and the Corporation’s infrastructure for access to the software solutions the Corporation provides to its loyalty program partners. These services are subject to service outages and delays due to system failures, stability or interruption. As a result, the Corporation may not be able to meet a satisfactory level of service as contracted with its partners, and may cause a breach of the Corporation’s contractual commitments, which could have a material adverse effect on the Corporation’s business, revenues, operating results and financial condition.

The promotion and strengthening of our brand is critical to our business

The Corporation believes that continuing to strengthen its brand is an important factor in achieving widespread acceptance of the Corporation’s services, and will require an increased focus on active marketing efforts. The Corporation will likely need to spend increasing amounts of money on, and devote greater resources to, advertising, marketing, and other efforts to create and maintain brand loyalty among users and potential users. Brand promotion activities may not yield increased revenues, and even if they do, any increased revenues may not offset the expenses incurred in building the Corporation’s brand. If the Corporation fails to promote and maintain the Corporation’s brand, or if the Corporation incurs substantial expenses in an unsuccessful attempt to promote and maintain the Corporation’s brand, the Corporation’s business could be harmed.

29 of 33

We are exposed to adverse consequences if the Corporation cannot successfully retain its intellectual property

Our success depends, in part, on our ability to protect our proprietary methodologies, processes, know-how, tools, techniques and other intellectual property that we use to provide our services. Our general practice is to pursue patent, copyright, trademark, trade secret or other appropriate intellectual property protection that is reasonable and necessary to protect and leverage our intellectual assets. We also assert trademark rights in and to our name, product names, logos and other markings used to identify our goods and services in the marketplace. We routinely file for and have been granted trademark registrations from trademark offices worldwide. All of these actions taken allow us to enforce our intellectual property rights should the need arise. However, the laws of some countries in which we conduct business may offer only limited protection of our intellectual property rights; and despite our efforts, the steps taken to protect our intellectual property may not be adequate to prevent or deter infringement or other misappropriation of intellectual property, and we may not be able to detect unauthorized use of our intellectual property, or take appropriate steps to enforce our intellectual property rights.

We are exposed to litigation and adverse consequences if we infringe on the intellectual property rights of others

Third parties may assert claims against the Corporation alleging infringement of their intellectual property rights. An adverse determination in any litigation of this type could result in the Corporation being required to pay significant damages, require the Corporation to design around a third party’s patent or to license alternative technology from another party. In addition, litigation may be time-consuming and expensive to defend and could result in the diversion of time and resources. Any claims by third parties may also result in limitations on the ability to use the intellectual property subject to these claims. Any of the foregoing could have a material adverse effect on the Corporation’s business, revenues, operating results and financial condition.

Our operations are dependent on the proper functioning of software and processing of transactions

Defects in our owned or licensed software products, delays in delivery, and failures or mistakes in our processing of electronic transactions could materially harm our business, including our customer relationships and operating results. Our operations are dependent on our ability to protect our computer equipment and the information stored in our data centres against damage that may be caused by fire, power loss, telecommunication failures, unauthorized intrusion, computer viruses and disabling devices, and other similar events. A failure in our production systems or a disaster or other event affecting our production systems or business operations could result in a disruption or loss of availability of our products or services to our customers. Any disruption to our services could impair our reputation and cause us to lose customers or revenue, or face litigation, necessitate customer service or repair work that would involve substantial costs and distract management from operating our business.

30 of 33

Our financial performance is substantially dependent on retaining key technical and management personnel

Our performance is substantially dependent on the performance of our key technical and senior management personnel. Our success is highly dependent on our continuing ability to identify, hire, train, motivate, promote and retain highly qualified management, directors, technical, and sales and marketing personnel. Competition for such personnel is always strong. Our inability to attract or retain the necessary management, directors, technical, and sales and marketing personnel, or to attract such personnel on a timely basis could have a material adverse affect on our business, results of operations, financial condition and the price of our securities.

Chargebacks of a material amount could have an adverse consequence on the Corporation

A chargeback is any credit card transaction undertaken by an end-customer that is later reversed or repudiated. The Corporation is subject to exposure in regard to chargebacks, a high incidence of which could result in penalties or eventual shut down of the payment method. While Points has fraud control measures in place to minimize exposure, chargebacks could have a material adverse effect on its business, operating results and financial condition.

Our business could be negatively impacted by changes to domestic and international tax laws, rules and regulations

The Corporation operates in multiple jurisdictions and has relationships with several foreign partners. The application of various domestic and international sales, use, occupancy, value-added and other tax laws, rules and regulations to the Corporation’s products and services is subject to interpretation by the applicable taxing authorities. Many of the fundamental statutes and regulations that impose these taxes were established before the growth of the internet and Ecommerce. If the tax laws, rules and regulations are amended, if new adverse laws, rules or regulations are adopted, or if current laws are interpreted adversely to the Corporation’s interests, particularly with respect to occupancy or value-added taxes, the results could increase the Corporation’s tax payments (prospectively or retrospectively) and/or subject it to penalties and decrease the demand for the Corporation’s products and services if the Corporation passes on such costs to the consumer. As a result, these changes could have a material adverse effect on the Corporation’s business, operating results and financial condition.

31 of 33

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The audited consolidated financial statements of Points International Ltd. are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by management in accordance with IFRS as issued by the IASB. These statements include some amounts that are based on estimates and judgment. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects.

The Corporation’s policy is to maintain systems of internal accounting and administrative controls of high quality, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that the financial information is relevant, accurate and reliable and that the Corporation’s assets are appropriately accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for approving the financial statements. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board and is comprised entirely of outside directors. The committee meets periodically with management and the external auditors to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues to satisfy itself that each party is properly discharging its responsibilities. The Audit Committee reviews the Corporation’s annual consolidated financial statements, the report of the independent registered public accounting firm on the effectiveness of internal control over financial reporting, and other information in the Annual Report. The Committee reports its findings to the Board for consideration by the Board when it approves the financial statements for issuance to the shareholders.

On behalf of the shareholders, the financial statements have been audited by KPMG LLP, the external auditors, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). KPMG LLP has full and free access to the Audit Committee.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to ensure that information required to be disclosed by the Corporation in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to the Corporation’s management, including the Corporation's Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. An evaluation was carried out under the supervision of and with the participation of the Corporation’s management, including the Corporation's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Corporation's disclosure controls and procedures (as defined in rules adopted by the US Securities and Exchange Commission ("SEC") and in National Instrument 52-109) as of December 31, 2013. Based on this evaluation, the

32 of 33

Corporation's Chief Executive Officer and Chief Financial Officer concluded that such disclosure controls and procedures were effective as of the end of the period covered by this report.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Corporation is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Internal control over financial reporting as defined under rules adopted by the SEC and National Instrument 52-109 is a process designed by, or under the supervision of, the Corporation’s Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with International Financial Reporting Standards. We conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, management has concluded that as of December 31, 2013, our internal control over financial reporting is effective. There were no changes throughout the year ended December 31, 2013 that materially affected or are reasonably likely to materially affect internal controls over financial reporting.

Internal control includes those policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets of the Corporation, provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with generally accepted accounting principles, provide reasonable assurance that receipts and expenditures are made only in accordance with authorization of management and the Board of Directors, and provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of the Corporation’s assets that could have a material impact on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and can provide only reasonable assurance with respect to the financial statement preparation and presentation.

The effectiveness of the Corporation’s internal control over financial reporting as of December 31, 2013, has been audited by KPMG LLP, the Corporation’s Independent Registered Public Accounting Firm, who also audited the Corporation’s Consolidated Financial Statements as at and for the year ended December 31, 2013.

33 of 33